Exhibit 2

4/2/2026

Supervisory & Management Board of Evotec SE

Attn.: Prof. Dr. Iris Löw-Friedrich

Attn.: Dr. Christian Wojczewski

Manfred Eigen Campus

Essener Bogen 7

22419 Hamburg

Germany

Dear Prof. Dr. Löw-Friedrich,
Dear Dr. Wojczewski,
Dear Members of the Supervisory Board and Management Board of Evotec SE,

MAK Capital Fund LP (together with its affiliates, “MAK” or “we”) is writing to you in connection with our significant investment in Evotec SE (the “Company” or “Evotec”). As disclosed in our Schedule 13D filing with the U.S. Securities and Exchange Commission on March 30th, 2026, we beneficially own approximately 7% of Evotec’s outstanding shares, making us one of the Company’s largest shareholders. MAK began investing capital almost a quarter century ago and has outperformed the S&P 500 by ~1,000% net of fees. A meaningful portion of these outsized returns is attributable to MAK taking long term positions in previously underperforming businesses, helping them focus their strategy and operations, and bringing expertise to the boardroom when necessary.

Following a decline in the Company’s shares of ~90% over the past 5 years, we are invested in Evotec because we believe the Company’s shares are materially undervalued. However, our complaint is not that many mistakes have been made, rather that the Company has been too slow to remedy them. While we acknowledge the current Management Board inherited a poor situation, corrective actions have not been employed with requisite urgency. We are writing today to share our views and to propose a series of constructive measures that we believe will ensure a stronger Supervisory Board going forward, strengthen the Company’s position in the market and as an attractive employer for key talent, reverse the downward trajectory of the stock, and ultimately maximize the value of Evotec’s exceptional assets.

We would like to summarize the key strategic propositions we have outlined to you in direct conversations as well as reiterate our recommendation for the appointment of a new board member.

1. Carve Out and Publicly List Just – Evotec Biologics in the United States

Just – Evotec Biologics (“Just Biologics” or “JEB”) is a Seattle-based, emergent biologics development and manufacturing platform with an industry-leading continuous manufacturing technology and an extremely bright future as it delivers superior yields and biologics solutions for customers. The Sandoz transaction provides definitive market validation of the platform’s value proposition, and we expect will spur further market adoption. Beyond Sandoz, JEB is growing rapidly, with revenue from its non-Sandoz, non-Department of Defense diversified customer cohort growing over 100% through September 2025. JEB benefits from a confluence of powerful secular tailwinds including the shift in pharmaceuticals toward biologics, increased demand for continuous single-use bioprocessing methods, the growth of biosimilars as a percentage of biologics, and the near-shoring of pharmaceutical manufacturing capacity in the US.

We believe JEB could be worth more than the entire current equity capitalization of the Company on its own, yet its enormous value is obfuscated within a German-listed parent company whose equity story is dominated by a struggling drug discovery business undergoing a multi-year restructuring. This is addressable.

We urge the Management Board to immediately begin the process of separating Just Biologics and pursue a carve-out IPO of the business on a U.S. exchange.

JEB is a fundamentally different business from Evotec’s Europe-based drug discovery operations with few synergies – JEB already operates almost entirely on its own. Meanwhile, it sits halfway across the world on the West Coast of the US, competes with the Discovery & Preclinical Development segment for capital and attracts a different investor base. We believe a U.S.-listed Just Biologics would:

-	Command a materially higher valuation — Comparable biologics CDMO and manufacturing technology companies trade at 5x revenue or higher. We expect JEB’s U.S. operations could be worth in excess of €1 billion with significant further upside as the JEB platform scales. This is separate from the $350m for the Toulouse facility sale and before considering incremental Sandoz development revenue or future royalties, which we expect have a combined NPV of at least €300m.
-	Access a deeper, more relevant investor base — The U.S. market has a significantly larger pool of investors who understand and actively invest in high-growth biologics manufacturing businesses.
-	Provide Just Biologics with a cash infusion and dedicated currency for growth — A separate public listing would allow JEB to raise capital to invest in additional J.POD capacity and ensure readiness for customers evaluating larger commercial programs. It could also be put towards R&D for next-generation continuous manufacturing technologies without competing for capital against Evotec’s drug discovery operations.
-	Allow JEB to attract and retain top talent — Equity-based compensation tied to the standalone performance of the biologics business will be far more attractive and effective than compensation linked to a complex, restructuring German parent company.

JEB is a highly attractive asset in Evotec’s portfolio that could have enormous value if provided with sufficient independence and access to capital that will allow it to grow to its full potential. As JEB is still in the earliest stages of its growth curve, a sale at this juncture would be premature and an egregious mistake, failing to capture the tremendous upside that will take years to unfold as the business scales.

2. Accelerate the Restructuring

We acknowledge the recently announced “Horizon” transformation plan and the progress Evotec has made since the Priority Reset in 2024. However, we are concerned that the current timeline — with restructuring charges extending through 2028 and meaningful margin expansion not expected until 2027 or later — is too elongated and risks further deterioration of the Company’s strengths, its attractiveness as a long-term development partner and as an employer for key talent. The lackadaisical pace of the restructuring plan further erodes shareholder confidence in management’s ability to return the Company to a sustainable path of value creation.

The market’s reaction to the Horizon announcement — a 17% two-day decline — underscores that shareholders have lost patience and are losing confidence in the Company. We urge the Management Board to compress the restructuring timeline, frontload site consolidation and workforce actions, and begin delivering tangible operating improvements in the second half of 2026 rather than treating the entire year as a “transition.”

The sooner the business is right-sized, the sooner the Company can direct its full attention towards driving commercial efforts and planning for the future. Furthermore, we encourage the Company to focus on the emerging opportunity in India where it has the opportunity to combine its differentiated discovery technologies with high-quality low-cost labor in order to enhance its competitive edge.

3. Appoint Dr. Wolfgang Hofmann to the Supervisory Board

With the Chairperson already stepping down following the upcoming AGM, and additional seats up for reelection, we believe this presents a natural and timely opportunity to further refresh and augment the Supervisory Board. The credentials, as described to us, for the Supervisory Board’s unnamed nominee for designated Chairman seem like a step in the right direction. However, given the underperformance of the Company, we believe introducing another new and independent voice to review the Company’s strategy would be appropriate. We believe a second new board member would also upgrade Management Board oversight and support during this pivotal period and is necessary to ensure that the interests of all shareholders are represented in the strategic decisions ahead.

We propose that Dr. Wolfgang Hofmann be appointed to the Supervisory Board. Dr. Hofmann brings highly relevant operating and executive experience developed at Novartis, Fresenius and as a founder of biotech companies. He has a strong orientation toward shareholder value creation and, as a German national, wants to see Evotec succeed. He would meaningfully complement the existing Board’s capabilities at this critical juncture as an excellent replacement for Dr. Duncan McHale, whose term expires at the end of the upcoming AGM.

We note that we recently discussed with Prof. Dr. Iris Löw-Friedrich the proposition to nominate Dr. Hofmann as the Company’s candidate for the vacant board seat. Prof. Dr. Löw-Friedrich dismissed this proposition. We would, however, ask you, Prof. Dr. Löw-Friedrich and the Nomination Committee of the Supervisory Board to reconsider and endorse our proposal. We believe Dr. Hofmann is the better candidate for the open position in Evotec’s Supervisory Board. We believe that Dr. Hofmann will receive overwhelming support from all shareholders, if put up for election by the Company.

We do not think it is in the interest of the Company or the individuals involved to have a contested vote for the appointment of a board member. However, we are convinced that Dr. Hofmann is the right choice for the Company and that he will enjoy the support of the majority of Evotec’s shareholders. We are fully prepared to exercise our shareholder rights and put Dr. Hofmann up as an alternative candidate.

For the past five years, Evotec leadership has not acted with the speed or decisiveness necessary to generate positive returns for shareholders. We are prepared to be constructive, engaged partners in this process. We respectfully request a meeting with the Chairpersons of the Supervisory and Management Board at the earliest convenience to discuss the proposals outlined in this letter. We look forward to a productive and constructive dialogue.

Respectfully,

Michael Kaufman

Founder and Chief Executive Officer, MAK Capital